Exhibit 99.2
IESI-BFC Ltd. — MD&A for the three and nine months ended September 30, 2009
Disclaimer
This Management Discussion and Analysis (“MD&A”) contains forward-looking statements and forward-looking information. Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events. These statements generally can be identified by the use of forward-looking words or phrases such as “believe,” “expect,” “anticipate,” “may,” “could,” “intend,” “intent,” “belief,” “estimate,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. These statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause our actual results, performance or achievements to differ materially from those expressed in or implied by those statements. We cannot assure you that any of our expectations, estimates or projections will be achieved.
Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by forward-looking statements, including, without limitation, the following, which are addressed in greater detail in our Prospectus Supplement dated May 27, 2009, our Annual Information Form (“AIF”) for the year ended December 31, 2008 and our Management Information Circular dated March 23, 2009.
•	downturns in the worldwide economy;

•	our ability to obtain, renew and maintain certain permits, licenses and approvals;

•	our financial obligations to pay closure and post-closure costs at our landfills;

•	the requirement to obtain performance or surety bonds, letters of credit and insurance;

•	restrictive covenants and other requirements of our debt instruments;

•	interest rate fluctuations;

•	our ability to implement our acquisition strategy;

•	increased capital requirements on account of future acquisitions;

•	our ability to manage the growth of our business;

•	loss of contracts;

•	reliance on third-party disposal customers;

•	geographic and customer concentration;

•	labor and employment matters;

•	fuel cost fluctuations;

•	reliance on key personnel;

•	impairment to our assets;

•	uninsured and underinsured losses;

•	the stringent requirements of, and the potential for changes to, applicable legislation and governmental regulations;

•	our compliance with environmental regulations;

•	liabilities resulting from contamination by hazardous substances;

•	climate change regulations;

•	competition;

•	provincial, state and local government requirements under which landfill alternatives are encouraged;

•	governance arrangements under which certain interest holders may influence control over us;

•	foreign exchange exposure;

•	our use of accounting estimates and judgments;

•	the adoption of new accounting standards; and

•	potential deficiencies in our internal control over financial reporting and disclosure controls and procedures.
The list of factors above is illustrative, and by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. All forward-looking statements in this MD&A are qualified by these cautionary statements. The forward-looking statements in this MD&A are only made as of the date of this MD&A and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.
IESI-BFC Ltd. — Third Quarter 2009 — 1

Industry and Corporate Overview
The North American non-hazardous solid waste management industry generated approximately $60 billion in revenue in 2008. Seven public companies generate approximately 40% of these revenues, with the remaining revenues generated by privately-owned companies and government authorities. Although it remains fragmented, the non-hazardous solid waste management industry has undergone significant consolidation and integration in both Canada and the United States (“U.S.”). We believe that this consolidation will continue as larger operators seek to achieve greater economies of scale and smaller operators exit the industry due to cost pressures caused by landfill closures brought about by regulatory changes, stringent environmental regulation, enforcement, compliance costs, and the cost of capital.
We are one of North America’s largest full-service waste management companies, providing non-hazardous solid waste (“waste”) collection and disposal services to commercial, industrial, municipal and residential customers in ten states, and the District of Columbia, in the U.S. and five Canadian provinces. We provide service to over 1.8 million customers with vertically integrated collection and disposal assets.
Our U.S. south and northeast segments, collectively the U.S. segment or U.S. segments, operate under the IESI brand and provide vertically integrated waste collection and disposal services in two geographic regions: the south, consisting of various service areas in Texas, Louisiana, Oklahoma, Arkansas, Mississippi, and Missouri, and the northeast, consisting of various service areas in New York, New Jersey, Pennsylvania, Maryland, and the District of Columbia. Our U.S. segments provide service to 39 U.S. markets and operate 17 landfills, 28 transfer collection stations, 11 material recovery facilities (“MRFs”), two landfill gas to energy facilities, and one transportation operation.
Our Canadian segment operates under the BFI Canada brand and is Canada’s second largest waste management company providing vertically integrated waste collection and disposal services in the provinces of British Columbia, Alberta, Manitoba, Ontario, and Quebec. This segment provides service to 20 Canadian markets and operates five landfills, six transfer collection stations, nine MRFs, and one landfill gas to energy facility.
Change in Reporting Currency and Generally Accepted Accounting Principles
In connection with our listing on the New York Stock Exchange (“NYSE”) and U.S. public offering, we elected to report our financial results in U.S. dollars. Accordingly, all comparative financial information contained in this MD&A has been recast from thousands of Canadian to U.S. dollars, unless otherwise stated.
Electing to report our consolidated financial position and results of operations in U.S. dollars improves comparability of our financial information with our peers and reduces fluctuations in our reported amounts as a significant portion of our assets, liabilities and operations are conducted in the U.S., in U.S. dollars.
We also elected to report our financial results in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”) to improve the comparability of our financial information with our peers.
Although we have elected to report our results in accordance with U.S. GAAP and in U.S. dollars, we remain a legally domiciled Canadian entity and our functional currency is the Canadian dollar. Our financial position, results of operations, cash flows and equity are initially consolidated in Canadian dollars. Our assets and liabilities are then translated from Canadian to U.S. dollars at the foreign currency exchange rate in effect at the balance sheet date, while the results of our operations and cash flows are translated to U.S dollars applying the average foreign currency exchange rate in effect during the reporting period. The resulting translation adjustments are included in other comprehensive income or loss.
IESI-BFC Ltd. — Third Quarter 2009 — 2

Conversion
Pursuant to a plan of arrangement, BFI Canada Income Fund (the “Fund”) converted from a trust to a corporation which resulted in unitholders of the Fund receiving one common share of BFI Canada Ltd., predecessor to IESI-BFC Ltd. (the “Corporation”), for each trust unit held on October 1, 2008, the effective date of conversion. The Class A unit held by IESI Corporation (“IESI”) was redeemed by the Fund for ten Canadian dollars and the Corporation issued, and IESI subscribed for, 11,137 special voting shares for aggregate cash consideration of ten Canadian dollars. The participating preferred shares (“PPSs”) issued by IESI remain outstanding and are exchangeable into common shares of the Corporation on a one for one basis, instead of trust units of the Fund. The conversion did not constitute a change of control. Accordingly, the consolidated financial statements have been prepared applying continuity of interests accounting. With the exception of the December 31, 2008 consolidated balance sheet and amounts related to the fourth quarter ended 2008, the comparative figures presented herein are those of the Fund.
Introduction
The following is a discussion of the Company’s consolidated financial condition and results of operations for the three and nine months ended September 30, 2009 and has been prepared with all available information up to and including October 29, 2009. For the purpose of this MD&A, the term “Company” shall denote the financial position and results of operations for the Corporation and the Fund, and their respective subsidiaries, for all periods presented herein. All amounts are reported in U.S. dollars, unless otherwise stated. The consolidated interim financial statements (“financial statements”) of the Company have been prepared in accordance with U.S. GAAP applicable to interim financial statements. This discussion should be read in conjunction with the financial statements of the Company, including notes thereto, and the MD&A for the three and nine months ended September 30, 2008 and year ended December 31, 2008 which are filed on www.sec.gov and www.sedar.com.
Foreign Currency Exchange (“FX”) Rates
(all amounts are in thousands of U.S. dollars, unless otherwise stated)
In connection with our June 2009 U.S. listing, we have elected to report our financial results in U.S. dollars. However, our functional currency remains the Canadian dollar. Accordingly, our U.S. operating results are translated to Canadian dollars using the current rate method of accounting which applies the average FX rate in effect between Canada and the U.S. during the reporting period. U.S. assets and liabilities are translated to Canadian dollars at the FX rate in effect at the consolidated balance sheet date. Translation adjustments are included in other comprehensive income or loss and are only included in the determination of net income or loss when a reduction in the Company’s investment in its foreign operations is realized.
Once our financial statements are consolidated in Canadian dollars, our operating results and statement of cash flows are then translated to U.S. dollars applying the average FX rate in effect between the U.S. and Canada during the reporting period. Consolidated assets and liabilities are translated to U.S. dollars at the FX rate in effect at the consolidated balance sheet date.
Our consolidated financial position and operating results have been translated to U.S. dollars applying the following FX rates:

	2009			2008
		Consolidated			Consolidated
	Consolidated	Statement of Operations and		Consolidated	Statement of Operations and
	Balance Sheet	Comprehensive Income		Balance Sheet	Comprehensive Income
			Cumulative			Cumulative
	Current	Average	Average	Current	Average	Average

December 31				$0.8166		$0.9371
March 31	$0.7935	$0.8030	$0.8030	$0.9729	$0.9959	$0.9959
June 30	$0.8602	$0.8568	$0.8290	$0.9817	$0.9901	$0.9930
September 30	$0.9327	$0.9113	$0.8547	$0.9435	$0.9599	$0.9817
IESI-BFC Ltd. — Third Quarter 2009 — 3

FX Impact on Consolidated Results
The following tables have been prepared to assist readers in assessing the impact of FX on select consolidated results for the three and nine months ended September 30, 2009.

	Three months ended
	September 30,	September 30,	September 30,	September 30,	September 30,
	2008	2009	2009	2009	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(organic,	(holding FX
		acquisition and	constant with
		other non-	the
		operating	comparative
	(as reported)	changes)	period)	(FX impact)	(as reported)

Consolidated Statement of Operations
Revenues	$282,235	$(7,554)	$274,681	$(6,270)	$268,411
Operating expenses	169,209	(9,944)	159,265	(3,070)	156,195
Selling, general and administrative (“SG&A”)	32,301	1,716	34,017	(745)	33,272
Amortization	46,928	(4,144)	42,784	(838)	41,946

Operating income	33,797	4,818	38,615	(1,617)	36,998
Interest on long-term debt	13,367	(5,460)	7,907	(56)	7,851
Net gain on sale of capital and landfill assets	(265)	246	(19)	6	(13)
Net foreign exchange loss	3	60	63	(2)	61
Net loss on financial instruments	98	217	315	(10)	305
Conversion costs	2,216	(2,115)	101	(8)	93
Other expenses	31	13	44	—	44

Income before income taxes	18,347	11,857	30,204	(1,547)	28,657

Net income tax expense	2,073	7,817	9,890	(342)	9,548

Net income	$16,274	$4,040	$20,314	$(1,205)	$19,109

EBITDA(A)	$80,725	$674	$81,399	$(2,455)	$78,944

Free cash flow(B)	$20,755	$19,409	$40,164	$(1,660)	$38,504

	Nine months ended
	September 30,	September 30,	September 30,	September 30,	September 30,
	2008	2009	2009	2009	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(organic,	(holding FX
		acquisition and	constant with
		other non-	the
		operating	comparative
	(as reported)	changes)	period)	(FX impact)	(as reported)

Consolidated Statement of Operations
Revenues	$803,197	$(19,634)	$783,563	$(37,559)	$746,004
Operating expenses	484,501	(29,266)	455,235	(19,266)	435,969
SG&A	92,709	8,288	100,997	(5,048)	95,949
Amortization	135,297	(8,960)	126,337	(5,635)	120,702

Operating income	90,690	10,304	100,994	(7,610)	93,384
Interest on long-term debt	40,111	(12,828)	27,283	(1,037)	26,246
Net gain on sale of capital and landfill assets	(351)	198	(153)	25	(128)
Net foreign exchange (gain) loss	(617)	850	233	5	238
Net loss (gain) on financial instruments	3,623	(4,466)	(843)	(23)	(866)
Conversion costs	2,216	(1,977)	239	(31)	208
Other expenses	88	21	109	—	109

Income before income taxes	45,620	28,506	74,126	(6,549)	67,577

Net income tax expense	580	25,196	25,776	(2,052)	23,724

Net income	$45,040	$3,310	$48,350	$(4,497)	$43,853

EBITDA(A)	$225,987	$1,344	$227,331	$(13,245)	$214,086

Free cash flow(B)	$77,423	$20,534	$97,957	$(7,353)	$90,604
IESI-BFC Ltd. — Third Quarter 2009 — 4

Review of Operations — For the three and nine months ended September 30, 2009
(all amounts are in thousands of U.S. dollars, unless otherwise stated)
We conduct our business in the U.S. and Canada. Accordingly, a portion of our operating results are denominated in Canadian dollars. Please refer to the “Foreign Currency Exchange (“FX”) Rates” section of this MD&A for additional details including the impact of FX rates on our comparative operating results.
Revenues

	Three months ended September 30			Nine months ended September 30
	2009	2008	Change	2009	2008	Change

Total	$268,411	$282,235	$(13,824)	$746,004	$803,197	$(57,193)

Canada	$94,644	$100,965	$(6,321)	$252,815	$286,190	$(33,375)
U.S. south	$89,359	$87,809	$1,550	$253,305	$254,691	$(1,386)
U.S. northeast	$84,408	$93,461	$(9,053)	$239,884	$262,316	$(22,432)
Gross revenue by service type

	Three months ended September 30, 2009
	Canada - stated	Canada -		U.S. - percentage
	in Canadian	percentage of		of gross
	dollars	gross revenues	U.S.	revenues

Commercial	$40,472	33.3%	$46,789	23.1%
Industrial	20,063	16.5%	26,708	13.2%
Residential	16,469	13.5%	43,711	21.6%
Transfer and disposal	34,850	28.7%	74,670	36.9%
Recycling and other	9,702	8.0%	10,424	5.2%

Gross revenues	121,556	100.0%	202,302	100.0%
Intercompany	(16,560)		(28,535)

Revenues	$104,996		$173,767

	Nine months ended September 30, 2009
	Canada - stated	Canada -		U.S. - percentage
	in Canadian	percentage of		of gross
	dollars	gross revenues	U.S.	revenues

Commercial	$119,093	35.0%	$138,814	24.2%
Industrial	56,839	16.7%	78,370	13.7%
Residential	46,287	13.6%	120,544	21.0%
Transfer and disposal	92,501	27.2%	210,366	36.7%
Recycling and other	25,461	7.5%	25,055	4.4%

Gross revenues	340,181	100.0%	573,149	100.0%
Intercompany	(44,399)		(79,960)

Revenues	$295,782		$493,189

IESI-BFC Ltd. — Third Quarter 2009 — 5

Gross revenue growth components — expressed in percentages and excluding FX

	Three months ended		Nine months ended
	September 30, 2009		September 30, 2009
	Canada	U.S.	Canada	U.S.

Price
Core price	3.0	2.0	3.3	2.5
Fuel surcharges	(1.9)	(3.8)	(1.2)	(2.7)
Recycling and other	0.2	(1.6)	(0.3)	(2.2)
Total price	1.3	(3.4)	1.8	(2.4)

Volume	0.3	(0.5)	(0.9)	(3.1)

Total organic gross revenue growth (decline)	1.6	(3.9)	0.9	(5.5)

Acquisitions	0.7	1.5	1.8	1.9

Total gross revenue growth (decline)	2.3	(2.4)	2.7	(3.6)

Three months ended
Excluding the impact of FX, approximately $7,300, the increase in Canadian segment gross revenues is approximately $3,000. Core price, acquisition and volume growth contributed to the increase in gross revenues. With the exception of recycled materials pricing, we realized price growth in all of our services. Volume growth was modest, but we achieved growth in our commercial, transfer, landfill and recycling services. As in the prior quarter, comparative industrial collection volumes remained soft and partially offset this volume growth. Lower diesel fuel costs are the primary reason for lower fuel surcharges, down approximately $2,100.
U.S. south segment gross revenues increased approximately $3,400. Core price, acquisition and volume growth all contributed to the comparative increase. We enjoyed volume growth from our commercial and residential services, as a result of increased sales efforts and contract wins. This volume growth was partially offset by lower comparative industrial volumes, which is attributable to the softer economic environment in this segment. Lower comparative fuel surcharges, approximately $6,700, is the primary offset to gross revenue growth as a result of lower comparative diesel fuel costs. A comparative decline in recycled materials pricing represents the balance of the comparative change.
Gross revenues in our U.S. northeast segment declined approximately $8,200. Volume and fuel surcharge declines were partially offset by modest price growth. While gross revenues continue to be affected by lower volumes, we have not experienced any further deterioration as a result of the economic slowdown. Pricing in our collection service lines remained strong, but was partially offset by pricing at our landfills and transfer stations. Volume growth in our landfills has more than offset landfill pricing declines. The balance of the change is the result of lower recycled materials pricing. Recycled materials pricing started to decline in the third and fourth quarters of 2008, and while pricing has strengthened since the fourth quarter of 2008, it has not reached the same levels as the comparative period.
Nine months ended
Excluding the impact of FX, approximately $43,200, the increase in Canadian segment gross revenues is approximately $9,100. Core price and acquisition growth contributed to the increase in gross revenues. Fuel surcharge declines and declines due to lower volumes were the primary offsets to core price and acquisition growth. Lower diesel fuel costs are the primary reason for lower fuel surcharges, while lower industrial collection volumes was the most significant contributor to the decline in gross revenues attributable to volumes. A decline in year-to-date recycled materials pricing accounts for the balance of the change.
On a year-to-date basis, U.S. south segment gross revenues increased marginally by approximately $900. The comparative increase is the result of strong core price, acquisition and volume growth. The reasons for this growth are consistent with those outlined above for the three months ended. Lower comparative fuel surcharges was the primary offset, coupled with lower gross revenue contributions from recycled materials pricing.
Gross revenues in our U.S. northeast segment declined approximately $22,400. Consistent with the three months ended, volume and fuel surcharge declines are the primary reasons for the year-to-date comparative decline in gross revenues. Pricing for our collection services continues to be strong but has been offset by recycled materials pricing and to a lesser extent landfill pricing. The balance of the year-to-date change is attributable to contributions from acquisitions.
IESI-BFC Ltd. — Third Quarter 2009 — 6

Operating expenses

	Three months ended September 30			Nine months ended September 30
	2009	2008	Change	2009	2008	Change

Total	$156,195	$169,209	$(13,014)	$435,969	$484,501	$(48,532)

Canada	$47,809	$53,938	$(6,129)	$129,684	$154,518	$(24,834)
U.S. south	$56,379	$56,137	$242	$156,216	$163,127	$(6,911)
U.S. northeast	$52,007	$59,134	$(7,127)	$150,069	$166,856	$(16,787)
Three months ended
Excluding the impact of FX, approximately $3,100, the decline in Canadian segment operating expenses is due to lower vehicle operating costs. Lower comparative diesel fuel costs contributed to the comparative decline. Higher labour costs attributable to acquisitions partially offset vehicle operating cost declines.
Operating costs in our U.S. south segment increased marginally period over period. Comparatively, we incurred higher labour costs to collect higher comparative waste volumes and incurred higher insurance costs, approximately $1,600. Higher insurance costs represent a non-cash actuarial adjustment to our U.S. accident claims reserves. Cost savings resulting from lower vehicle operating costs, attributable to lower diesel fuel costs, almost entirely offset these increases.
In the U.S. northeast, operating costs declined approximately $7,100. The decline is attributable to lower disposal, transportation and vehicle operating costs. Lower disposal costs are the result of the economic slowdown in this region, while lower transportation and vehicle operating costs are due to the comparative decline in diesel fuel costs. Higher accident claims reserves, approximately $1,400, partially offset these declines.
Nine months ended
FX represents approximately $19,300 of the year-to-date decline in Canadian segment operating costs. Lower disposal and vehicle operating costs also contributed to the decline, partially offset by higher labour expense due in part to acquisitions. The reasons for these changes are consistent with the explanations outlined above for the three months ended.
Year-to-date, our U.S. south segment has benefited from lower diesel fuel costs. The balance of the change is attributable to higher labour and insurance claims costs. Acquisitions and marginally higher collected volumes is the primary reason for the rise in comparative labour costs.
The reasons for the U.S. northeast segment decline, approximately $16,800, are consistent with those outlined above for the three months ended.
SG&A

	Three months ended September 30			Nine months ended September 30
	2009	2008	Change	2009	2008	Change

Total	$33,272	$32,301	$971	$95,949	$92,709	$3,240

Canada	$12,222	$11,726	$496	$33,977	$33,651	$326
U.S. south	$11,669	$10,617	$1,052	$33,967	$31,528	$2,439
U.S. northeast	$9,381	$9,958	$(577)	$28,005	$27,530	$475
IESI-BFC Ltd. — Third Quarter 2009 — 7

Three months ended
Our Canadian segment SG&A expense increased approximately $1,200, excluding the impact of FX, approximately $700. The increase is entirely attributable to fair value changes in share based compensation which is an expense in the current period compared to a prior period recovery.
Higher salary expense, due to higher sales staffing levels in our U.S. south segment, is the primary reason for the increase. Lower professional fees and salaries in our U.S. northeast segment are the primary reasons for the period over period decline.
Nine months ended
Excluding the impact of FX, approximately $5,000, Canadian segment SG&A expense increased approximately $5,300. Approximately $2,200 of the increase is attributable to fair value changes to share based compensation, while the balance is due to higher salaries. Higher sales staffing levels is the primary contributor to the rise in comparative salaries.
Higher salaries and professional fees are the primary cause of the year-to-date increase in SG&A expense for our U.S. south and northeast segments.
Amortization

	Three months ended September 30			Nine months ended September 30
	2009	2008	Change	2009	2008	Change

Total	$41,946	$46,928	$(4,982)	$120,702	$135,297	$(14,595)

Canada	$13,674	$15,908	$(2,234)	$37,925	$44,895	$(6,970)
U.S. south	$12,145	$12,156	$(11)	$35,808	$37,023	$(1,215)
U.S. northeast	$16,127	$18,864	$(2,737)	$46,969	$53,379	$(6,410)
Three and nine months ended
For the three and nine months ended, declines in Canadian segment amortization are due to lower intangible and landfill asset amortization, coupled with FX. FX accounts for approximately $800 and $5,600 of the respective changes. Lower landfill and intangible amortization is the result of lower per tonne amortization rates and fully amortized intangibles. Exclusively for the nine months ended, higher capital asset amortization, due to acquisitions and replacement and growth capital purchases, partially offset these declines.
Our U.S. segment also experienced declines in amortization expense. The decline in our U.S. northeast segment is due to lower per tonne amortization rates resulting from changes to landfill capacity estimates while the declines in our U.S. south segment is the result of lower volumes.
Interest on long-term debt

	Three months ended September 30			Nine months ended September 30
	2009	2008	Change	2009	2008	Change

Total	$7,851	$13,367	$(5,516)	$26,246	$40,111	$(13,865)

Canada	$2,019	$3,183	$(1,164)	$6,974	$8,835	$(1,861)
U.S.	$5,832	$10,184	$(4,352)	$19,272	$31,276	$(12,004)
Three and nine months ended
Lower interest rates on borrowings in Canada is the primary reason for the decline. For the year-to-date period ended only, lower average comparative debt levels also contributed to this decline.
Our U.S. segment benefited from a combination of lower interest rates and debt levels. Lower debt levels are primarily attributable to the application of net proceeds from the Company’s share offerings in March and June 2009 and capital contributions from our Canadian segment in 2008.
IESI-BFC Ltd. — Third Quarter 2009 — 8

Net gain on sale of capital and landfill assets

	Three months ended September 30			Nine months ended September 30
	2009	2008	Change	2009	2008	Change

Total	$(13)	$(265)	$252	$(128)	$(351)	$223

Canada	$(68)	$(159)	$91	$(162)	$(394)	$232
U.S.	$55	$(106)	$161	$34	$43	$(9)
Three and nine months ended
In 2009 and 2008, we disposed of certain equipment and landfill assets in Canada and the U.S. The dispositions were generally the result of asset retirements.
Net foreign exchange loss (gain)

	Three months ended September 30			Nine months ended September 30
	2009	2008	Change	2009	2008	Change

Total	$61	$3	$58	$238	$(617)	$855

Canada	$(2)	$(14)	$12	$(32)	$(19)	$(13)
U.S.	$63	$17	$46	$270	$(598)	$868
Three and nine months ended
In 2008, we recognized gains on the settlement of foreign currency hedge agreements which expired in February 2008. We have not entered into foreign currency hedge agreements since.
Net loss (gain) on financial instruments

	Three months ended September 30			Nine months ended September 30
	2009	2008	Change	2009	2008	Change

Total	$305	$98	$207	$(866)	$3,623	$(4,489)

Canada	$80	$(52)	$132	$152	$(85)	$237
U.S.	$225	$150	$75	$(1,018)	$3,708	$(4,726)
Three and nine months ended
Changes in the fair value of funded landfill post-closure costs and fuel hedges entered into in September 2009, are the sole contributors to Canadian segment gains or losses. U.S. segment gains and losses recorded in 2008 and 2009 are due principally to fair value changes in interest rate swaps.
Conversion costs

	Three months ended September 30			Nine months ended September 30
	2009	2008	Change	2009	2008	Change

Total	$93	$2,216	$(2,123)	$208	$2,216	$(2,008)

Canada	$93	$2,216	$(2,123)	$208	$2,216	$(2,008)
U.S.	$—	$—	$—	$—	$—	$—
Three and nine months ended
Conversion costs represent professional fees incurred in 2008 on the Fund’s conversion from a trust to a corporation, and in 2009 on the final wind-up of the Fund and Ridge Landfill Trust.
IESI-BFC Ltd. — Third Quarter 2009 — 9

Other expenses

	Three months ended September 30			Nine months ended September 30
	2009	2008	Change	2009	2008	Change

Total	$44	$31	$13	$109	$88	$21

Canada	$—	$—	$—	$—	$—	$—
U.S.	$44	$31	$13	$109	$88	$21
Three and nine months ended
Other expenses are comprised of management bonuses related to certain acquisitions completed in advance of January 1, 2009.
Net income tax expense (recovery)

	Three months ended September 30			Nine months ended September 30
	2009	2008	Change	2009	2008	Change

Total	$9,548	$2,073	$7,475	$23,724	$580	$23,144

Canada	$5,176	$(1,106)	$6,282	$13,820	$(1,645)	$15,465
U.S.	$4,372	$3,179	$1,193	$9,904	$2,225	$7,679
Three and nine months ended
In our Canadian segment, current income tax expense increased approximately $3,000 and $4,600, respectively. The erosion of losses available for carryforward is the primary reason for this increase. The balance of our Canadian segment increase is due to an approximately $3,300 and $10,900 increase in deferred income tax expense. The utilization of losses available for carryforward reduces deferred income tax assets and increases deferred income tax expense. For the three and nine month periods ended September 2009, utilized tax losses accounted for approximately $2,200 and $8,400 of this segments deferred income tax expense, compared to 2008 recoveries of approximately $300 and $2,600, respectively. These increases to net income tax expense were partially offset by FX declines of approximately $300 and $2,100, respectively.
For the three months ended, the increase in net income tax expense in our U.S. segment is due entirely to the timing and utilization of loss carryforwards. For the nine months ended, the approximately $7,700 increase in year-to-date income tax expense is due to the utilization of carryforward losses, approximately $6,800. The balance of the change for the nine months ended is due to higher deferred income tax recoveries recognized in 2008 on timing differences between the carrying value of U.S. segment capital assets and their tax values.
Non-controlling interest
With the adoption of guidance on non-controlling interests in consolidated financial statements, which became effective January 1, 2009, we changed the presentation of non-controlling interests from mezzanine equity to equity on our consolidated balance sheet. Non-controlling interest is no longer deducted in the determination of net income. Instead, net income and each component of other comprehensive income or loss is attributed to shareholders’ equity and non-controlling interest. Adopting this guidance affects our determination of net income presented in the consolidated statement of operations and comprehensive income, the presentation of net income and non-controlling interest in the consolidated statement of cash flows, and the presentation of non-controlling interest in the consolidated statement of equity.
IESI-BFC Ltd. — Third Quarter 2009 — 10

Other Performance Measures — For the three and nine months ended September 30, 2009
(all amounts are in thousands of U.S. dollars, except per share or trust unit and PPS amounts)
Free cash flow (B)
Purpose and objective
The purpose of presenting this non-GAAP measure is to align our disclosure with other U.S. publicly listed companies in our industry. Investors and analysts use this calculation as a measure of our value and liquidity. We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies, to assess our primary sources and uses of cash flow, and to assess our ability to sustain our dividend policy.
Free cash flow (B) — cash flow approach

	Three months ended September 30			Nine months ended September 30
	2009	2008	Change	2009	2008	Change

Cash generated from operating activities (per the statement of cash flows)	$76,597	$69,876	$6,721	$192,649	$169,170	$23,479

Operating
Changes in non-cash working capital items	(10,546)	(4,079)	(6,467)	(15,476)	14,690	(30,166)
Capital and landfill asset purchases	(28,161)	(42,577)	14,416	(87,875)	(102,079)	14,204
Purchase of restricted shares	—	(3,912)	3,912	(172)	(3,912)	3,740
Stock option expense (recovery)	416	(781)	1,197	1,000	(1,198)	2,198
Conversion costs	93	2,216	(2,123)	208	2,216	(2,008)
Other expenses	44	31	13	109	88	21

Financing
Financing and landfill development costs (net of non-cash portion)	—	(22)	22	(77)	(935)	858
Net realized foreign exchange loss (gain)	61	3	58	238	(617)	855

Free cash flow(B)	$38,504	$20,755	$17,749	$90,604	$77,423	$13,181

Free cash flow (B) — EBITDA(A) approach
We typically calculate free cash flow(B) using an operations approach as we view EBITDA(A) as a proxy for cash derived from operations.

	Three months ended September 30			Nine months ended September 30
	2009	2008	Change	2009	2008	Change

EBITDA(A)	$78,944	$80,725	$(1,781)	$214,086	$225,987	$(11,901)

Restricted share expense	390	954	(564)	1,081	954	127
Stock option expense (recovery)	416	(781)	1,197	1,000	(1,198)	2,198
Purchase of restricted shares	—	(3,912)	3,912	(172)	(3,912)	3,740
Capital and landfill asset purchases	(28,161)	(42,577)	14,416	(87,875)	(102,079)	14,204
Landfill closure and post-closure expenditures	(2,609)	(485)	(2,124)	(4,964)	(1,108)	(3,856)
Landfill closure and post-closure cost accretion expense	805	771	34	2,322	2,326	(4)
Interest on long-term debt	(7,851)	(13,367)	5,516	(26,246)	(40,111)	13,865
Non-cash interest expense	676	846	(170)	2,221	2,819	(598)
Current income tax expense	(4,106)	(1,419)	(2,687)	(10,849)	(6,255)	(4,594)

Free cash flow(B)	$38,504	$20,755	$17,749	$90,604	$77,423	$13,181

Three months ended
Free cash flow(B) increased period over period. Excluding the impact of FX, approximately $1,700, we generated modest increases in Canadian and U.S. south segment EBITDA(A). Our U.S. northeast segment delivered a slight reduction in comparative EBITDA(A) contributions due to lower volumes and lower commodity and other pricing stemming from economic weakness. Lower capital and landfill asset purchases in our U.S. segment, approximately $10,500, are the primary contributors to the increase in free cash flow(B). This comparative decline in purchases is

IESI-BFC Ltd. — Third Quarter 2009 — 11

principally attributable to the timing of landfill cell construction. The Canadian segment also contributed to the comparative decline due primarily to the timing of growth expenditures as a result of a decline in new contract wins. Lower interest rates and overall debt levels contributed to the approximately $5,500 decline in interest expense, while higher cash taxes in Canada partially offset this decline. Higher Canadian cash taxes are the result of eroding loss carryforwards. The timing of restricted share purchases also contributed to the comparative increase in free cash flow(B).
Nine months ended
For the nine months ended, free cash flow(B) increased comparatively. As outlined above for the three months ended, modest contributions from increasing EBITDA(A), excluding the impact of FX, coupled with lower capital and landfill purchases and borrowing costs are the primary reasons for the increase in free cash flow(B). The reasons for these changes are consistent with those outlined above for the three months ended.
Capital and landfill purchases
Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

	Three months ended September 30			Nine months ended September 30
	2009	2008	Change	2009	2008	Change

Replacement	$19,322	$26,834	$(7,512)	$49,094	$56,206	$(7,112)
Growth	8,839	15,743	(6,904)	38,781	45,873	(7,092)

Total	$28,161	$42,577	$(14,416)	$87,875	$102,079	$(14,204)

Capital and landfill purchases — replacement
Capital and landfill purchases characterized as “replacement expenditures” represent cash outlays to sustain current cash flows and are funded from free cash flow(B). Replacement expenditures may include the replacement of existing capital assets, including vehicles, equipment, containers, compactors, furniture, fixtures and computer equipment. Replacement expenditures also include all construction spending at our landfills.
Three months ended
Excluding the impact of FX, approximately $300, replacement expenditures decreased approximately $7,200 due to the timing of landfill expenditures in our U.S. segment.
Nine months ended
Excluding the impact of FX, approximately $2,100, replacement expenditures decreased approximately $5,000. As outlined above for the three months ended, landfill expenditures in our U.S. segment represents approximately $6,400 of the comparative decline. The balance of the change is attributable to the timing of landfill construction in our Canadian segment.
Capital and landfill purchases — growth
Capital and landfill purchases characterized as “growth expenditures” represent cash outlays to generate new or future cash flows and are generally funded from free cash flow(B). Growth expenditures may include vehicles, equipment, containers, compactors, furniture, fixtures, computer equipment and facilities (new or expansion) to support new contract wins and organic business growth.
Three months ended
Net of FX, approximately $100, growth expenditures decreased approximately $6,800. In Canada, growth expenditures declined approximately $2,900. The decline is the result of building, infrastructure and landfill equipment expenditures incurred in 2008 that did not recur in 2009. Our U.S. segment represents the balance of the change. Both our Canadian and U.S. segments are experiencing lower growth expenditure levels in light of continuing economic weakness.

IESI-BFC Ltd. — Third Quarter 2009 — 12

Nine months ended
Net of FX, approximately $1,700, growth expenditures decreased approximately $5,400. In Canada, growth expenditures declined approximately $4,800. The Canadian segment decline is due in large part to capital purchased to service new residential contract wins which commenced in 2008. Our U.S. segment decline has not been as pronounced as our Canadian segment decline due in large part to new contract wins.
Readers are reminded that revenue, EBITDA(A), and cash flow contributions derived from vehicles, equipment and container growth expenditures will materialize over future periods.
Dividends and Distributions
(all amounts are in thousands of U.S. dollars, except per share or trust unit and PPS amounts)
2009
Our expected regular dividend record and payment dates, and payment amounts, are as follows:
Expected regular dividend (payable quarterly)

		Dividend
		amounts per
		share and
		PPS - stated
		in Canadian
Record date	Payment date	dollars

March 31, 2009	April 15, 2009	$0.125
June 30, 2009	July 15, 2009	0.125
September 30, 2009	October 15, 2009	0.125
December 31, 2009	January 15, 2010	0.125

Total		$0.500

Our expected special dividend record and payments dates, and payment amounts, payable only in 2009, are as follows:
Expected special dividend schedule (payable quarterly)

		Dividend
		amounts per
		share and
		PPS - stated
		in Canadian
Record date	Payment date	dollars

March 31, 2009	April 15, 2009	$0.125
June 30, 2009	July 15, 2009	0.125
September 30, 2009	October 15, 2009	0.125
December 17, 2009	December 31, 2009	0.125

Total		$0.500

2008
In 2008, we declared distributions and dividends to trust unit and participating preferred shareholders for the three and nine month periods ended September 2008 totaling $29,947 and $91,967, respectively. The declarations represented a monthly Canadian dollar (“C$”) payout of fifteen point one five cents per trust unit and PPS.

IESI-BFC Ltd. — Third Quarter 2009 — 13

Summary of Quarterly Results
(all amounts are in thousands of U.S. dollars, except per share or trust unit amounts)

2009	Q3	Q2	Q1	Total

Revenues
Canada	$94,644	$87,188	$70,983	$252,815
U.S. south	89,359	83,899	80,047	253,305
U.S. northeast	84,408	82,613	72,863	239,884

Total revenues	$268,411	$253,700	$223,893	$746,004

Net income	$19,109	$15,105	$9,639	$43,853

Net income per weighted average share, basic	$0.20	$0.19	$0.14	$0.54

Net income per weighted average share, diluted	$0.20	$0.18	$0.14	$0.53

2008	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$80,301	$100,965	$99,807	$85,418	$366,491
U.S. south	83,452	87,809	87,392	79,490	338,143
U.S. northeast	79,853	93,461	90,414	78,441	342,169

Total revenues	$243,606	$282,235	$277,613	$243,349	$1,046,803

Net income	$9,919	$16,274	$17,444	$11,322	$54,959

Net income per weighted average share or trust unit, basic and diluted	$0.14	$0.24	$0.25	$0.16	$0.80

2007	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$89,652	$83,238	$77,824	$62,611	$313,325
U.S. south	78,281	78,191	72,904	63,618	292,994
U.S. northeast	83,045	64,727	53,578	46,441	247,791

Total revenues	$250,978	$226,156	$204,306	$172,670	$854,110

Net income	$6,302	$11,859	$6,544	$10,682	$35,387

Net income per weighted average trust unit, basic and diluted	$0.09	$0.17	$0.10	$0.16	$0.52

Quarterly Canadian segment revenues expressed in Canadian dollars

	Q4	Q3	Q2	Q1	Total

2009		$104,996	$102,390	$88,396	$295,782
2008	$99,557	$104,999	$100,754	$85,768	$391,078
2007	$89,418	$87,735	$86,019	$73,355	$336,527

IESI-BFC Ltd. — Third Quarter 2009 — 14

Total approximate quarterly revenue growth from Q3 2007 to Q3 2009

Revenues — Q3 2007	$226,200

Revenue growth additions:
Acquisitions completed from 2007 to 2009	36,100
Foreign currency translation	(5,000)
Net price, volume, and fuel and environmental surcharge growth	11,100

Revenues — Q3 2009	$268,400

Financial Condition
(all amounts are in thousands of U.S. dollars, excluding per share amounts, unless otherwise stated)
Selected Consolidated Balance Sheet Information

	Canada -	U.S. -	Consolidated -	Canada -	U.S. -	Consolidated -
	September 30,	September 30,	September 30,	December 31,	December 31,	December 31,
	2009	2009	2009	2008	2008	2008

Accounts receivable	$53,811	$65,454	$119,265	$45,362	$62,405	$107,767
Intangibles	$17,372	$88,142	$105,514	$22,037	$97,861	$119,898
Goodwill	$58,455	$569,251	$627,706	$50,326	$567,506	$617,832
Capital assets	$152,785	$276,418	$429,203	$133,584	$275,097	$408,681
Landfill assets	$172,152	$487,144	$659,296	$152,204	$469,658	$621,862
Working capital deficit —(current assets less current liabilities)	$(11,895)	$(13,233)	$(25,128)	$(26,384)	$(3,761)	$(30,145)

Accounts receivable

Change — Consolidated — September 30, 2009 versus December 31, 2008	$11,498
Change — Canada — September 30, 2009 versus December 31, 2008	$8,449
Change — U.S. — September 30, 2009 versus December 31, 2008	$3,049
Foreign currency translation represents approximately $6,700 of the Canadian segment increase in accounts receivable. The timing of certain collections due from various cities and seasonality, partially offset by improved collections, is the primary reason for the Canadian segment increase.
U.S. segment accounts receivable increased period over period, approximately $3,000. The increase is due in large part to an increase in amounts owing from a single customer in the U.S., approximately $1,900. The impact of seasonality and acquisitions accounts for the balance of the change partially offset by improved collections.

Intangibles

Change — Consolidated — September 30, 2009 versus December 31, 2008	$(14,384)
Change — Canada — September 30, 2009 versus December 31, 2008	$(4,665)
Change — U.S. — September 30, 2009 versus December 31, 2008	$(9,719)
Amortization, approximately $7,700, is the primary reason for the Canadian segment decline. Amortization was partially offset by FX, approximately $2,200, with the balance attributable to intangibles recognized on acquisitions since December 2008.
Amortization, approximately $14,000, was partially offset by intangibles recognized on acquisitions completed in the period, approximately $4,300, in our U.S. segment.

IESI-BFC Ltd. — Third Quarter 2009 — 15

Goodwill

Change — Consolidated — September 30, 2009 versus December 31, 2008	$9,874
Change — Canada — September 30, 2009 versus December 31, 2008	$8,129
Change — U.S. — September 30, 2009 versus December 31, 2008	$1,745
FX represents approximately $7,300 of the comparative increase in Canadian segment goodwill. Goodwill recognized on acquisitions completed in our Canadian segment represents the balance of the change. U.S. segment goodwill increased due to fair value adjustments to preliminary purchase price allocations recorded in prior periods, approximately $1,700.

Capital assets

Change — Consolidated — September 30, 2009 versus December 31, 2008	$20,522
Change — Canada — September 30, 2009 versus December 31, 2008	$19,201
Change — U.S. — September 30, 2009 versus December 31, 2008	$1,321
Canadian segment capital assets increased $19,000 due to FX. Capital asset purchases net of working capital adjustments totaled approximately $16,500. Capital asset additions were incurred principally to maintain our existing vehicles and containers and for infrastructure spending. Amortization totaled approximately $17,100. The balance of the change is largely attributable to capital assets recognized on acquisitions completed since December 2008.
The increase in U.S. segment capital assets is a function of capital asset additions net of working capital adjustments, approximately $37,600, coupled with capital assets acquired by way of acquisition, approximately $3,400. Current period additions were incurred principally for new contract wins, landfill equipment, with the balance attributable to the maintenance of our current compliment of assets. Amortization, approximately $38,800, partially offset additions in the period. Disposals represent the balance of the change.

Landfill assets

Change — Consolidated — September 30, 2009 versus December 31, 2008	$37,434
Change — Canada — September 30, 2009 versus December 31, 2008	$19,948
Change — U.S. — September 30, 2009 versus December 31, 2008	$17,486
FX represents approximately $21,400 of the increase for our Canadian segment. Additions, including capitalized asset retirement obligations and working capital adjustments amounted to approximately $9,000 which is due principally to landfill construction activity at our Lachenaie and Ridge landfills. In the second quarter of 2009, we received a new permit for our Lachenaie facility. Accordingly, we transferred approximately $2,500 of costs accumulated in landfill development assets to landfill assets. Amortization, approximately $13,000, partially offset the foregoing.
Additions, including capitalized asset retirement obligations and working capital adjustments, approximately $33,800, coupled with acquisitions, approximately $16,100, are the primary reasons for the U.S. segment increase. Amortization, approximately $30,100, is the primary offset to these increases. Landfill construction and provisions for wetlands mitigation at our Seneca Meadows site is the largest contributor to landfill asset additions and capitalized landfill closure and post-closure costs during the period. Disposals represent the balance of the change.

IESI-BFC Ltd. — Third Quarter 2009 — 16

Working capital deficit

Change — Consolidated — September 30, 2009 versus December 31, 2008	$5,017
Change — Canada — September 30, 2009 versus December 31, 2008	$14,489
Change — U.S. — September 30, 2009 versus December 31, 2008	$(9,472)
The repayment of our senior secured series A debentures with proceeds from our revolving credit facility, approximately $38,400, is the primary reason for the betterment in our Canadian segment working capital position. An increase of approximately $17,200 in dividends payable partially offset the impact of our debenture repayment. Changes to the timing of dividends paid, and additional dividends payable due to the common share offerings completed in 2009, is the reason for the increase. The increase in accounts receivable, as outlined above and due primarily to FX, accounts for most of the remaining betterment.
At December 31, 2008, dividends payable by our U.S. segment to PPS holders was approximately four cents Canadian per share, compared to twenty-five cents per share at September 30, 2009. The increase is the result of changes to our dividend policy, which was monthly in 2008 compared to quarterly in 2009, coupled with the declaration of a special dividend in 2009 that did not exist in 2008. As a result, dividends payable increased approximately $2,200 period over period. An increase in accrued charges, approximately $6,700, is the primary reason for the balance of the change. This increase is due primarily to the timing of payments and accrued insurance.
Disclosure of outstanding share capital

	September 30, 2009
	Shares	$

Common shares	82,294	1,082,190
Special shares	11,137	—

Total common and special shares	93,431	1,082,190
Restricted shares	(225)	(3,928)

Total contributed equity	93,206	1,078,262

Shareholders’ equity
We are authorized to issue an unlimited number of common, special and preferred shares, issuable in series.
Common Shares
Common shareholders are entitled to one vote for each common share held and to receive dividends, as and when declared by the Board of Directors. Common shareholders are entitled to receive, on a pro rata basis, the remaining property and assets of the Company upon dissolution or wind-up, subject to the priority rights of other classes of shares.
In March 2009, we closed our Canadian public offering and over-allotment option of 8,500 and 1,250 common shares, respectively, for C$9.50 per share, representing total gross proceeds of C$92,863. We applied the net proceeds from this offering, approximately $71,000, to the repayment of outstanding borrowings under our U.S. long-term debt facility.
In June 2009, we closed our U.S. public offering and over-allotment option of 13,000 and 1,950 common shares, respectively, representing total gross proceeds of $149,500. We applied the net proceeds from this offering, approximately $138,750, to the repayment of outstanding borrowings under our U.S. long-term debt facility.
Special Shares
Special shareholders are entitled to one vote for each special share held. The special shares carry no right to receive dividends or to receive the remaining property and assets of the Company upon dissolution or wind-up. The number of special shares outstanding is equivalent to the exchange rights granted to holders of the PPSs. Participating preferred shareholders have the right to exchange one PPS for one common share of the Company. For each PPS exchanged the same number of special shares is automatically cancelled.

IESI-BFC Ltd. — Third Quarter 2009 — 17

Preferred Shares
At September 30, 2009, no preferred shares are issued. Each series of preferred shares shall have rights, privileges, restrictions and conditions as determined by the Board of Directors prior to issuance. Preferred shareholders are not entitled to vote, but take preference over the common shareholders rights in the remaining property and assets of the Company in the event of dissolution or wind-up.
Non-controlling interest
As of October 29, 2009, 10,879 PPSs have been exchanged for common shares of the Company. Each holder of a PPS receives dividends equivalent to those received by holders of the Company’s common shares. Assuming exchange of all special shares, 93,431 equivalent common shares would be outstanding at September 30, 2009.
Liquidity and Capital Resources
(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Contractual obligations					September 30, 2009
	Payments due
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term debt	$646,849	$—	$488,755	$54,094	$104,000
Landfill closure and post-closure costs, undiscounted	408,241	7,668	14,669	19,599	366,305
Operating leases	30,430	5,451	7,495	7,724	9,760
Other long-term obligations(1)	19,586	—	—	—	19,586

Total contractual obligations	$1,105,106	$13,119	$510,919	$81,417	$499,651

Note:

(1)	Other long-term obligations include the following: payments for a license agreement to use the trade name “BFI” and the related logo in our Canadian segment for the period from June 30, 2015 to June 30, 2034. Contingent consideration in respect of certain acquisitions is not included in the table above.
Long-term debt

Summary details of our long-term debt facilities at September 30, 2009 are as follows:

			Letters of credit
			(not reported as
			long-term debt
			on the
	Available		Consolidated	Available
	lending	Facility drawn	Balance Sheet)	capacity

Canadian long-term debt facilities — stated in Canadian dollars
Senior secured debenture, series B	$58,000	$58,000	$—	$—
Revolving credit facility	$305,000	$167,000	$25,013	$112,987

U.S. long-term debt facilities — stated in U.S. dollars
Term loan	$195,000	$195,000	$—	$—
Revolving credit facility	$588,500	$138,000	$120,097	$330,403
Variable rate demand solid waste disposal revenue bonds (“IRBs”)	$104,000	$104,000	$—	$—
Canadian long-term debt facilities
We drew on our revolving credit facility capacity to repay our C$47,000 senior secured series A debenture which matured on June 26, 2009. Drawing on the revolving credit facility had no impact on our Canadian segment’s funded debt to EBITDA(A) covenant, as this covenant includes both revolving credit facility drawings and senior secured debenture borrowings. In the second quarter, we entered into our fifth amendment to our amended and restated credit facility. The fifth amendment simply recognized the wind-up of the Fund and Ridge Landfill Trust. All significant terms and pricing remained unchanged.
IESI-BFC Ltd. — Third Quarter 2009 — 18

Long-term debt to EBITDA(A)
At September 30, 2009, we are not in default of our Canadian and U.S. long-term debt facility covenants. As a reminder, our long-term debt to EBITDA(A) covenants are not subject to FX fluctuations. Holding the FX rate at parity results in a long-term debt to EBITDA(A) ratio of 2.18 times. Readers are further reminded that contributions to EBITDA(A) from acquisitions completed within the last twelve months are not included in this ratio. We have two revolving credit facilities to support our Canadian and U.S. operations, each of which require financial covenant tests to be prepared independently, and both facilities allow for pro forma EBITDA(A) contributions from acquisitions.
Funded debt to EBITDA(A)
At September 30, 2009, funded long-term debt to EBITDA(A), as defined and calculated in accordance with the Canadian and U.S. long-term debt facilities, is as follows:

	September 30, 2009			December 31, 2008
	Canada	U.S.	Canada	U.S.

Funded debt to EBITDA(A)	1.78	2.59	2.10	3.93
Funded debt to EBITDA(A) maximum (2)	2.75	4.00	2.75	4.25

Note:

(2)	Our U.S. long-term debt facility precludes the U.S. corporation from paying dividends if their funded debt to EBITDA(A) ratio exceed 3.9.
Risks and restrictions
A portion of our term loan, our two revolving credit facilities, and a portion of our IRBs are subject to interest rate fluctuations with bank prime, the 30 day rate on bankers’ acceptances or LIBOR. U.S. drawings, $138,000, together with amounts drawn on our Canadian revolving facility, C$167,000, and amounts drawn on a portion of our IRBs, $59,000, are subject to interest rate risk. A 1.0% rise or fall in the variable interest rate results in a $1,380, C$1,670, and $590, change in annualized interest expense, respectively.
We are obligated under the terms of our debenture, term loan, revolving credit facilities, and IRBs (collectively the “facilities”) to repay the full principal amount of each at their respective maturities. Failure to comply with the terms of any facility could result in an event of default which, if not cured or waived, could accelerate repayment of the relevant indebtedness. If repayment of the facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full.
The terms of the facilities contain restrictive covenants that limit the discretion of management with respect to certain business matters. These covenants place restrictions on, among other things, the ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends on shares and PPSs above certain levels or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the debenture and revolving credit facilities contain a number of financial covenants that require us to meet certain financial ratios and financial condition tests. Failure to comply with the terms of the facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment. If the repayment of the facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full.
We remain active in our review of financing alternatives.
IESI-BFC Ltd. — Third Quarter 2009 — 19

Fuel hedges and interest rate swaps

Fuel hedges — U.S. segments

	Notional amount	Diesel rate
	(gallons per month	paid
	expressed in	(expressed in
Date entered	gallons)	dollars)	Diesel rate received variable	Effective date	Expiration date

October 2008	62,500	$3.69	Diesel fuel index	July 2009	October 2013
June 2009	500,000	$1.85	NYMEX Heating Oil Index	June 2009	December 2009
June 2009	500,000	$2.04	NYMEX Heating Oil Index	January 2010	December 2010
June 2009	335,000	$2.17	NYMEX Heating Oil Index	January 2011	December 2011
June 2009	165,000	$2.13	NYMEX Heating Oil Index	January 2011	May 2011
June 2009	170,000	$2.31	NYMEX Heating Oil Index	January 2012	December 2012
June 2009	165,000	$2.28	NYMEX Heating Oil Index	January 2012	May 2012
June 2009	170,000	$2.34	NYMEX Heating Oil Index	January 2013	May 2013
Fuel hedges — Canadian segment

		Diesel rate
	Notional amount	paid
	(litres per month -	(expressed in
Date entered	expressed in litres)	C$'s)	Diesel rate received variable	Effective date	Expiration date

September 2009	475,000	$0.53	NYMEX Heating Oil Index	October 2009	December 2009
September 2009	475,000	$0.57	NYMEX Heating Oil Index	January 2010	December 2010
September 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
September 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
October 2009	475,000	$0.53	NYMEX Heating Oil Index	October 2009	December 2009
October 2009	475,000	$0.57	NYMEX Heating Oil Index	January 2010	December 2010
October 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
October 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
Interest rate swaps

		Fixed interest rate
	Notional	paid (plus	Variable interest
Date entered	amount	applicable margin)	rate received	Effective date	Expiration date

September 2007	$75,000	4.72%	0.60%	October 2007	October 2010
April 2005	$25,000	4.73%	0.60%	October 2007	October 2011
September 2007	$50,000	4.79%	0.60%	October 2007	October 2011
September 2007	$35,000	4.89%	0.60%	October 2007	October 2012
March 2009	$10,000	1.17%	0.50%	October 2007	October 2012
Other
In October 2009, DBRS re-affirmed their rating of BBB low on our Canadian senior secured series B debentures. In September 2009, S&P upgraded their rating of BB on our U.S. term loan and revolving credit facility to BB+ and upgraded their rating of B+ to BB- on $45,000 of IRBs which were converted to fixed from a floating rate of interest. In September 2009, Moody’s Investor Services re-affirmed their rating of B1 on our U.S. term loan and revolving credit facility and changed its outlook to stable.
IESI-BFC Ltd. — Third Quarter 2009 — 20

Cash flows

	Three months ended September 30				Nine months ended September 30
	2009	2008	$Change	2009	2008	$Change
Cash flows generated from (utilized in):
Operating activities	$76,597	$69,876	$6,721	$192,649	$169,170	$23,479
Investing activities	$(30,050)	$(47,000)	$16,950	$(108,592)	$(161,678)	$53,086
Financing activities	$(45,387)	$(22,324)	$(23,063)	$(84,623)	$(5,004)	$(79,619)
Operating activities
Three months ended
Changes in non-cash working capital contributed approximately $6,500 to the comparative increase. The non-cash change in working capital is attributable to increasing accounts payable, accrued charges, and deferred revenues which were partially offset by increasing accounts receivable. U.S. segment accrued charges and accounts payable account for approximately $6,300 of the increase, coupled with an approximately $500 increase in accrued share based compensation. The timing of payments and accrued insurance are the primary reasons for the increase. In addition, and as mentioned above, the change in accounts receivable is due in large part to FX, seasonality and a large customer balance owing to our U.S. segment. FX is the primary reason for the increase in deferred revenues.
Nine months ended
Similar to the three months ended, changes in non-cash working capital contributed approximately $30,200 to the comparative increase. The comparative change in non-cash working capital is due in large part to higher accrued charges, dividends, and income taxes payable. The increase in accrued charges is consistent with the reasons outlined for the three months ended, while the increase in dividends payable is due to a change in dividend policy partially offset by equity issuances completed in 2009. The increase in income taxes payable is due to an increase in Canadian segment taxable income. Deferred revenues also contributed to the increase and the foregoing increases were partially offset by a rise in accounts receivable.
Investing activities
Three months ended
Capital and landfill asset purchases represent approximately $14,400 of the comparative decline in cash utilized in investing activities. This change is addressed in the “Other Performance Measures — Capital and landfill asset purchases” section of this MD&A. The balance of the change is the result of lower investments in landfill development costs. Obtaining the Lachenaie permit in June of 2009 is a contributing factor to the decline in landfill development costs.
Nine months ended
Fewer acquisitions, approximately $34,400, is the primary cause of the decline in cash utilized in investing activities. Our continued focus on the business, strengthening our balance sheet, coupled with a weak economy and our soft share price, has curtailed our acquisition activity. Lower capital and landfill asset purchases, approximately $14,200, are the next largest contributors to the decline in utilized cash. This change is addressed in the “Other Performance Measures — Capital and landfill asset purchases” section of this MD&A. The balance of the change is due in part to our receipt of the Lachenaie permit in 2009 which reduced our investment in landfill development assets.
Financing activities
Three months ended
In 2009, we effectively borrowed less from, and repaid more of, our outstanding indebtedness which resulted in an increase in utilized cash, approximately $38,300. This change is due to a combination of factors, including lower working capital uses, lower capital and landfill purchases, and lower dividends. Lower dividends, approximately $9,400, partially offset cash utilized for our repayment of debt. The decline in cash dividends paid is the result of a lower dividend rate paid per share partially offset by an increase in dividends paid on shares issued in the first and second quarter of the current year. Lower financing costs and restricted shares purchases also contributed to the partial offset of cash utilized for the repayment of debt.
Nine months ended
As outlined for the three months ended, lower borrowings and higher debt repayments, net of equity issuances, is the primary reason for the increased use of cash. This change was principally offset by lower cash dividends, lower financing costs, and lower restricted share purchases. The reasons for these changes are consistent with those detailed for the three months ended.
IESI-BFC Ltd. — Third Quarter 2009 — 21

Seasonality
Revenues are generally higher in spring, summer and autumn months due to higher collected and disposed of waste volumes. Higher collection and disposal revenues are partially offset by higher operating expenses to service and dispose of additional waste volumes.
Critical Accounting Estimates
Landfill closure and post-closure costs
In the determination of landfill closure and post-closure costs we employ of a variety assumptions, including but not limited to, the following: engineering estimates for materials, labour and post-closure monitoring, assumptions market place participants would use to determine these estimates, including inflation, markups, and inherent uncertainties due to the timing of work performed, the credit standing of the Company, the risk free rate of interest, current economic and financial conditions, landfill capacity estimates, the timing of expenditures and government oversight and regulation.
Significant increases or decreases in engineering cost estimates for materials, labour and monitoring or assumptions market place participants would use to determine these estimates could have a material adverse or positive effect on our financial condition and operating performance, all else equal. Material inputs tied to commodity prices, which may include fuel price or other commodities, whose value fluctuates with multiple and varied market inputs or conditions, could result in a rise or fall in engineering estimates. Both increases and decreases in cost estimates will be recognized over the period in which the landfill accepts waste. However, upward revisions in cost estimates are discounted applying the current credit adjusted risk free rate, while downward revisions are discounted applying the risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified.
Our cost estimates are estimated applying present value techniques. Accordingly, a decline in either of the risk free rate or our credit spread over the risk free rate, or both, results in higher recorded landfill closure and post-closure costs. Inversely, an increase will result in lower recorded landfill closure and post-closure cost estimates. Fluctuations in either of these estimates could have a material adverse or positive effect on our financial condition and operating performance.
A decrease or increase in the expected inflation rate will result in lower or higher recorded landfill closure and post-closure costs. A change to our inflation estimate could have a material adverse or positive effect on our financial condition and operating performance.
Landfill capacity estimates are estimated at least annually using survey information typically provided by independent engineers. An increase in capacity estimates, due to changes in the landfills operating permit or design, deemed permitted capacity assumptions, or compaction, does not impact recorded landfill closure and post-closure costs, but does affect the recognition of expense in subsequent periods. All else equal, accretion expense recorded to operating expenses will increase and thereby reduce EBITDA(A), with a corresponding decrease in landfill amortization expense. The inverse holds true for a decrease in capacity estimates. Changes in landfill capacity estimates could have a material adverse or positive effect on our financial condition and operating performance.
Changes to the timing of expenditures or changes to the types of expenditures or monitoring periods established through government oversight and regulation could have a material adverse or positive effect on our financial condition and operating performance. If the timing of expenditures becomes more near term, recorded landfill closure and post-closure cost estimates will increase. Changes to government oversight and regulation could increase or decrease estimated costs or the timing thereof, or result in additional or diminished capacity estimates as a result of permit life expansion or contraction. A governmental change which renders the landfill’s operating permit inactive will result in the acceleration of both closure and post-closure costs, which will increase the recorded amount of landfill closure and post-closure costs, and these amounts could be material.
Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfills operation or its ability to operate as a going concern.
IESI-BFC Ltd. — Third Quarter 2009 — 22

Landfill assets
Similar to landfill closure and post-closure costs, the determination of amortization rates for landfill assets requires us to employ a variety of assumptions, including but not limited to, the following: engineering estimates for materials and labour to construct landfill capacity, inflation, landfill capacity estimates, and government oversight and regulation.
Changes to any of our estimates, which may include changes to material inputs tied to commodity prices, economic and socio-economic conditions which impact the rate of inflation, changes to landfill operating permits or design, deemed permitted capacity assumptions, or compaction which impacts landfill capacity estimates or a change in government or a governmental change that impacts estimated costs to construct or impacts capacity, may have a material adverse or positive effect on our financial condition and results of operations. Changes which increase cost estimates or reduce or constrain capacity estimates will result in higher landfill asset amortization expense in future periods, but have no immediate effect on capitalized landfill assets. Changes which decrease cost estimates or increase capacity estimates will have an inverse effect.
Included in the capitalized cost of landfill assets, are amounts incurred to develop, expand and secure the landfills operating permit in addition to capitalized interest costs which are capitalized over the period when the landfill is being constructed but is not available for use. These amounts are amortized over the period in which the landfill actively accepts waste. Any change to capacity estimates will impact the period over which these costs are amortized. A governmental change which renders the landfill’s operating permit inactive will result in the recognition of an impairment charge on landfill assets, and this charge could be material.
Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfills operation and its ability to operate as a going concern.
Goodwill
We test goodwill for impairment at least annually, or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. The impairment test is a two step test. The first test requires us to compare the fair value of a reporting unit to its carrying amount. If the fair value exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. However, if the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. When the carrying amount of the reporting unit goodwill exceeds the fair value of goodwill, an impairment loss is recognized in an amount equal to the excess. The fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill. Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation. To establish fair value, we may employ one or more valuation techniques including a market multiple based approach. Accordingly, if our enterprise value declines due to share price erosion or our EBITDA(A) declines as a result of a more pronounced and prolonged recession, goodwill may be impaired and could have a material adverse effect on our financial condition and operating performance.
We continue to monitor both economic and financial conditions and re-perform our goodwill test for impairment as conditions warrant.
Income taxes
Deferred income taxes are calculated using the liability method of accounting for income taxes. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws. The effect of a change in tax rates on deferred income tax assets and liabilities is recorded to operations in the period in which the change occurs. Unutilized tax loss carryforwards that are not more likely than not to be realized are reduced by a valuation allowance in the determination of deferred income tax assets.
Significant changes to enacted tax rates or laws, or estimates of timing difference and their reversal, could result in a material adverse or positive effect on our financial condition and operating performance. In addition, changes in regulation or insufficient taxable income could impact our ability to utilize tax loss carryfowards which could have a significant impact on deferred income taxes.
IESI-BFC Ltd. — Third Quarter 2009 — 23

Accrued accident claims reserve
In the U.S. we are self-insured for certain general liability, auto liability, and workers’ compensation claims. For claims that are self-insured, stop-loss insurance coverage is maintained for incidents in excess of $250 and $500, depending on the policy period in which the claim occurred. Annually, we use independent actuarial reports as a basis for developing estimates for reported claims and estimating claims incurred but not reported.
Significant fluctuations in assumptions used to assess and accrue for accident claims reserves, including filed and unreported claims, claims history, the frequency of claims and settlement amounts, could result in a material adverse or positive impact on our financial condition and operating performance.
Other
Other estimates include, but are not limited to, the following: estimates of our allowance for doubtful accounts receivable; recoverability assumptions for landfill development assets; the useful life of capital and intangible assets; estimates and assumptions used in the determination of the fair value of contingent acquisition payments; various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates; share or trust unit based compensation, including a variety of option pricing model estimates; and the fair value of financial instruments.
New Accounting Policies Adopted or Requiring Adoption
Business Combinations
In December 2007, the Financial Accounting Standards Board (“FASB”) issued a standard on business combinations. The standard establishes principles and requirements for an acquirer to recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree, how goodwill or a gain from a bargain purchase is recognized and measured in a business combination, and outlines disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of a business combination. This standard outlines that the acquisition date fair value is the measurement objective for all assets acquired and liabilities assumed. It requires that all acquisition related and restructuring costs be charged to earnings and requires contingent consideration to be recognized at its fair value on the date of acquisition. Certain contingent consideration arrangements will result in fair value changes being recognized in earnings through final settlement. This statement eliminates adjustments to goodwill for changes in deferred income tax assets and uncertain tax positions after the acquisition accounting measurement period (limited to one year from the date of acquisition). The standard is effective prospectively for acquisitions that occur on or after January 1, 2009 and has been applied prospectively to business combinations consummated from January 1, 2009 onward. Accordingly, its adoption had no effect on previously reported amounts.
In April 2009, FASB issued a staff position on the accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. This guidance amends and clarifies the business combinations standard regarding application issues raised by preparers, auditors, and members of the legal profession with on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.
The staff position requires that an acquirer shall recognize an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value of the contingency cannot be determined during the measurement period, an asset or a liability shall be recognized at the acquisition date if information available before the end of the measurement period indicates that it is probable that an asset existed or that a liability had been incurred at the acquisition date and the amount of the asset or liability can be reasonably estimated. If these criteria are not met at the acquisition date using information that is available during the measurement period, the acquirer shall not recognize an asset or liability as of the acquisition date. In periods after the acquisition date, the acquirer shall account for an asset or a liability arising from a contingency that does not meet the recognition criteria at the acquisition date in accordance with other applicable GAAP. This guidance is effective prospectively for acquisitions that occur on or after January 1, 2009 and accordingly its adoption had no effect on previously reported amounts.
IESI-BFC Ltd. — Third Quarter 2009 — 24

Non-controlling Interests in Consolidation Financial Statements
In December 2007, FASB issued guidance on non-controlling interests in consolidated financial statements. The guidance requires ownership interests in subsidiaries held by parties other than the parent to be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from parent’s equity. The standard also requires consolidated net income attributable to the parent and to the non-controlling interest to be clearly identified and presented on the face of the consolidated statement of income. While the parents control is retained, the standard requires changes in the parent’s ownership interest to be accounted for as an equity transaction. Upon deconsolidation of a subsidiary, any retained non-controlling equity investment in the former subsidiary is initially measured at fair value and the gain or loss on the deconsolidation is measured using the fair value of any non-controlling equity investment rather than the carrying amount of the retained investment. For us, this guidance is effective January 1, 2009 and is applied prospectively, except for the presentation and disclosure requirements which are applied retrospectively for all periods presented. Earlier adoption is prohibited. We have retrospectively reflected the presentation and disclosure requirements in these financial statements and our re-filed year ended 2008 and 2007 results which include a Canadian to U.S. GAAP reconciliation.
Disclosures about Derivative Instruments and Hedging Activities
In March 2008, FASB issued guidance on disclosures about derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under derivative instruments and hedging activities guidance and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This guidance is intended to enhance the current disclosure framework and requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The additional disclosure conveys the purpose of derivative use in terms of the risks that the entity is intending to manage. Also, disclosing the fair values of derivative instruments and their gains and losses in a tabular format and credit-risk-related contingent features and their impact on an entity’s liquidity is required. For us, this guidance is effective January 1, 2009 and its adoption did not have a significant impact on our financial statements.
Useful Life of Intangible Assets
In April 2008, FASB issued guidance on the determination of the useful life of intangible assets, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under goodwill and other intangibles guidance. The purpose of this guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. Accordingly, entities are required to disclose information for a recognized intangible asset that enables users of the financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entities intent and/or ability to renew or extend the arrangement. For us, this guidance is effective January 1, 2009 and its adoption did not have a significant impact on our financial statements.
IESI-BFC Ltd. — Third Quarter 2009 — 25

Subsequent Events
In May 2009, FASB issued guidance on subsequent events. The guidance provides a general standard of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The standard requires disclosure of the period through which subsequent events were evaluated, the date when the financial statements were issued or were available for issue, and establishes disclosure standards that a reporting entity should make about events or transactions that occurred after the balance sheet date. For us, this guidance is effective June 30, 2009 and its adoption did not have a significant impact on our financial statements.
Determining Fair Value
In April 2009, FASB issued guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions are not orderly. This guidance also emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains unchanged. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. For us, this guidance is effective June 30, 2009 and its adoption did not have a significant impact on our financial statements.
Recognition and Presentation of Other-Than-Temporary Impairments
In April 2009, FASB issued guidance on recognition and presentation of other-than-temporary impairments. This guidance addresses other-than-temporary impairment analysis under existing U.S. GAAP to determine whether the holder of an investment in a debt or equity security for which changes in fair value are not regularly recognized in earnings (such as securities classified as held-to-maturity or available-for-sale) should recognize a loss in earnings when the investment is impaired. An investment is impaired if the fair value of the investment is less than its amortized cost basis.
This guidance amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. In addition, this guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. For us, this guidance is effective June 30, 2009 and its adoption did not have any impact on our financial statements.
FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles
In June 2009, FASB issued guidance on accounting standards codification and the hierarchy of generally accepted accounting principles. This guidance is the source of authoritative U.S. GAAP recognized by FASB and applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. On the effective date of this guidance, the codification supersedes all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the codification will become non-authoritative.
FASB will not issue new standards in the form of statements, staff positions, or emerging issues task force abstracts. Instead, it will issue accounting standards updates. FASB does not consider accounting standards updates as authoritative in their own right. Accounting standards updates will serve only to update the codification, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the codification.
As originally issued, the hierarchy of generally accepted accounting principles identified the sources of accounting principles and the framework for selecting the principles used in preparing the financial statements of non-governmental entities that are presented in conformity with U.S. GAAP. This guidance arranged these sources of GAAP in a hierarchy for users to apply accordingly. The new guidance characterizes all guidance at the same level of authority. The use of non-authoritative GAAP is permitted when authoritative GAAP is absent.
For us, this guidance is effective September 30, 2009 and its adoption did not have any impact on our financial statements.
IESI-BFC Ltd. — Third Quarter 2009 — 26

Fair Value Measurements and Disclosures
In August 2009, FASB issued guidance on fair value measurements and disclosures. This guidance provides clarification on measuring liabilities at fair value when a quoted price in an active market for an identical liability is not available. The guidance requires that an entity employ one or more valuation techniques using the following: the quoted price of the identical liability when traded as an asset, the quoted price for similar liabilities or similar liabilities when traded as an asset, or other valuation techniques consistent with existing fair value measurement guidance. Other valuation techniques include using a present value technique or a market approach, which is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability. The guidance also states that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustments to other inputs relating to the existence of a restriction that prevents the transfer of the liability. For us, this guidance is effective September 30, 2009 and its adoption did not have any impact on our financial statements.
Consolidation of Variable Interest Entities
In June 2009, FASB issued guidance which amended the consolidation of variable interest entities standard. This amending guidance requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: (a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance, and (b) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. This guidance requires an enterprise to perform ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity. This guidance also requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. For us, this guidance is effective January 1, 2010 and its adoption is not expected to have any impact on our financial statements.
Outlook
(all amounts are in thousands of U.S. dollars, unless otherwise stated)
Overview
Management is committed to employing its improvement and market-focused strategies with the goal of continuously delivering value to its shareholders. Management’s objective is continuous improvement, which equates to a focus on continuous revenue growth and effective cost management. New market entry, existing market densification, and landfill development will be our continued focus as we look for ways to expand our operations, increase customer density in strategic markets, and increase internalization. Our strengths remain founded in the following: historical organic growth, growth through strategic acquisition, strong competitive position, a solid customer base with long-term contracts, disciplined operating process, predictable replacement expenditure requirements, and stable cash flows. We remain committed to actively managing these strengths in the future.
IESI-BFC Ltd. — Third Quarter 2009 — 27

Strategy
Increase collection density. We seek to compete in high density, urban markets that provide us with the opportunity to further develop our market positions. Our ability to strategically increase collection density in a given market enhances our flexibility to pursue organic growth strategies, generate cash flow and achieve margin expansion through vertical integration. In addition, driving additional revenue per hour against a fixed cost base creates operating leverage in our business model. We will continue to focus on existing markets that support our market strategy and will pursue new markets that provide an opportunity to apply our operational strategy.
Optimize asset mix to improve return on capital. We seek to balance the composition of our assets within our segments and operating areas to effectively implement our asset productivity strategies. By optimizing our collection and disposal asset base around a mix of commercial, industrial and residential customers, we believe we can increase our return on invested capital. Our asset mix in Canada has consistently generated strong EBITDA(A) in each of the last five years. We have and will continue to execute a variety of strategies to adjust our asset mix and to improve margins in our U.S. operations. For example, our asset footprint in our northeast segment has a higher proportion of landfill operations than we deem optimal. Accordingly, we intend to acquire collection assets to increase density and optimize price and volume strategies through our collection assets in this segment.
Generate internal growth. We seek to leverage our strong market positions and asset profile to drive internal revenue growth. Through focused business development efforts, we strive to increase contracted waste volumes in the markets we serve. In particular, we are focused on obtaining new commercial, industrial and residential contracts in markets that we can integrate into our existing operations. By increasing route density, we can enhance the internalization and margin profile of our existing operations. In addition, we intend to apply different pricing strategies, when appropriate, to appropriately capture the value of our service offering.
Enhance internalization. We seek to increase the internalization in the markets we serve by controlling the waste stream, from our collection operations through to our disposal assets. Internalization gives us greater ability to control costs by avoiding third-party landfill tipping fees and allows for better asset utilization within our business. We believe vertical integration is critical to maintaining access to a landfill or other waste disposal facility on favorable terms and to maintaining a steady supply of waste, which is needed in order to economically operate these facilities. We aim to increase route density and acquire assets that enhance vertical integration opportunities in markets that support our internalization goals.
Pursue strategy enhancing acquisitions. We employ a disciplined approach to evaluating strategic acquisitions. We intend to pursue acquisitions that support our market strategy and are accretive on a free cash flow(B) measure before synergies. Our acquisition efforts are focused on markets that we believe enhance our existing operations or provide significant growth opportunities. We believe that our experienced management, decentralized operating strategy, financial strength and scale make us an attractive buyer for acquisition targets.
Operations
Our goal is to pass through fuel and commodity surcharges, and environmental costs, including government imposed disposal charges to our end customer, with a view to eliminating variability in our operating results and cash flows. However certain services and contracts make it difficult to recover fuel and commodity price variability. Therefore, to aid in eliminating cost variability, we may enter into fuel and commodity hedges. Readers are reminded that increasing fuel costs, environmental costs, and government imposed disposal charges result in higher revenues and, all else equal, reduce our gross operating margin (defined as revenues less operating expenses divided by revenues).
Significant landfill volumes have been received and may not continue at a similar rate.
Management is active in various permit expansions as permitted life is consumed at certain landfills.
Residential and other government contracts bids may require significant capital expenditures and may require us to borrow on our long-term debt facilities. EBITDA(A) resulting from new contract wins will materialize in subsequent periods.
IESI-BFC Ltd. — Third Quarter 2009 — 28

Other
Cross listing
In connection with our NYSE listing and U.S. public offering, our shares are listed on both the Toronto and New York stock exchanges. Investors and potential investors can trade our common shares on either exchange. We view our cross listing as an important step to increase liquidity in our shares.
Taxation
In conjunction with the Company’s conversion from an income trust to a corporation, intercompany notes existing, prior to conversion, were effectively repaid or capitalized. Accordingly, intercompany interest expense borne by the Company’s subsidiaries is, post conversion, no longer available to shelter income subject to tax. Once we utilize the tax shelter available from carryforward losses, our cash tax expense will increase.
In September 2009, our U.S. segment received final approval from the Internal Revenue Service for a change to the tax depreciation method for all of its landfills. This change is expected to reduce cash income taxes by approximately $2,200 in 2009 and it increased the existing federal losses available for carryforward by approximately $251,700. At September 30, 2009, total losses available for carryforward amount to approximately $267,300.
Financing strategic growth
One of our longer-term objectives is to grow organically and through strategic acquisition. Growth through strategic acquisition is dependent on our continuing ability to access debt and equity in the capital markets. Any restrictions will affect our growth through strategic acquisition.
Withholding taxes on foreign source income
When and as applicable, withholding tax on foreign source income is recorded as current income tax expense on the consolidated statement of operations and comprehensive income. An increase in dividends paid, or the erosion of IESI’s ability to return capital, will result in increasing withholding taxes from foreign source income received by the Company.
Optimization of tax losses and tax efficiency of structure
Management periodically reviews its organizational structure to promote tax efficiency and optimize the use of tax losses within the structure. We expect to incur additional reorganization costs in this regard.
Amortization
Through December 31, 2008, we accounted for acquisitions applying the purchase method of accounting. The purchase method of accounting required us to recognize the fair value of all assets acquired and liabilities assumed, including recognizing all intangible assets separately from goodwill. On acquisition, fair value adjustments typically increased the carrying amount of capital and landfill assets and typically resulted in the allocation of a portion of the purchase price to identified intangible assets. Accordingly, capital, landfill and intangible asset amortization not only includes amortization of original cost but also includes the amortization of fair value adjustments recognized on acquisition. Even though we have grown organically, a significant portion of our growth has been through acquisitions. Therefore, fair value adjustments included in amortization expense are significant. Our most notable fair value adjustments arose on the formation of our predecessor company, our initial public offering, and our acquisitions of IESI, the Ridge landfill, and Winters Bros. Due to the inherent difficulty in isolating each fair value adjustment for every acquisition completed by us, the following selected amounts demonstrate the impact fair value adjustments had on amortization expense for the year ended December 31, 2008: fair value adjustments for landfill assets and recognized intangible assets on our initial public offering accounted for approximately $21,300, or 11.9%, of total 2008 amortization expense, and fair value adjustments for capital and landfill assets recognized on our acquisition of IESI accounted for approximately $20,000, or 11.2%, of total 2008 amortization expense. Fair value adjustments are recognized in amortization expense over the useful life of the underlying asset and for landfill assets over the landfills permitted or deemed permitted useful life. As we continue to grow through acquisition, amortization expense will continue to increase. Increases will be partially offset by declines in fully amortized fair value adjustments.
IESI-BFC Ltd. — Third Quarter 2009 — 29

Environmental Matters
Legislation and governmental regulation
We are subject to extensive legislation and governmental regulation that may restrict or increase the cost of our operations.
Our equipment, facilities and operations are subject to extensive and changing federal, provincial, state and local laws and regulations relating to environmental protection, health, safety, training, land use, transportation and related matters. These include, among others, laws and regulations governing the use, treatment, transportation, storage and disposal of wastes and materials, air quality, water quality, permissible or mandatory methods of processing waste and the remediation of contamination associated with the release of hazardous substances. In addition, federal, provincial, state and local governments may change the rights they grant to, and the restrictions they impose on, waste management companies, and those changes could restrict our operations and growth.
Our compliance with regulatory requirements is costly. We may be required to enhance, supplement or replace our equipment and facilities and to modify landfill operations and, if we are unable to comply with applicable regulatory requirements, we could be required to close certain landfills or we may not be able to offset the cost of complying with these requirements. In addition, environmental regulatory changes or an inability to obtain extensions to the life of a landfill could accelerate or increase accruals or expenditures for closure and post-closure monitoring and obligate us to spend monies in addition to those currently accrued.
Extensive regulations govern the design, operation, and closure of landfills. For example, in October 1991, the U.S. Environmental Protection Agency (“EPA”) established minimum federal requirements for solid waste landfills under Subtitle D of The Federal Resource Conservation and Recovery Act of 1976, as amended. If we fail to comply with the Subtitle D regulations, we could be required to undertake investigatory or remedial activities, curtail operations or close a landfill temporarily or permanently, or be subject to monetary penalties. Moreover, if regulatory agencies fail to enforce the Subtitle D regulations vigorously or consistently, competitors whose facilities do not comply with the Subtitle D regulations or their state counterparts may obtain an advantage over us. The financial obligations arising from any failure to comply with the Subtitle D regulations could harm our business and operating results.
Certain of our waste disposal operations traverse state, provincial, county and the Canada/U.S. national boundaries. In the future, our collection, transfer, and landfill operations may be affected by proposed U.S. federal legislation governing interstate shipments of waste. Such proposed federal legislation could prohibit or limit the disposal of out-of-state waste (including waste from Canada) and may require states, under certain circumstances, to reduce the amount of waste exported to other states. If this or similar legislation is enacted in states in which we operate, it could have an adverse effect on our operating results, including our landfills that receive a significant portion of waste originating from out-of-state. In addition, we believe that several states have proposed or have considered adopting legislation that would regulate the interstate transportation and disposal of waste in the states’ landfills.
Certain collection, transfer, and landfill operations may also be affected by “flow control” legislation. Some states and local governments may enact laws or ordinances directing waste generated within their jurisdiction to a specific facility for disposal or processing. If this or similar legislation is enacted, state or local governments could limit or prohibit disposal or processing of waste in transfer stations or landfills or in third party landfills used by us.
In 1996, the New York City Council enacted Local Law 42, which prohibits the collection, disposal or transfer of commercial and industrial waste without a license issued by the New York City Business Integrity Commission, formerly known as the Trade Waste Commission (the “Business Integrity Commission”), and requires Business Integrity Commission approval of all acquisitions or other business combinations in New York City proposed by all licensees. The need for review by the Business Integrity Commission could delay our consummation of acquisitions in New York City, which could limit our ability to expand our business in this region.
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From time to time, provincial, state or local authorities consider and sometimes enact laws or regulations imposing fees or other charges on waste disposed of at landfills. If additional fees are imposed in jurisdictions in which we operate and we are not able to pass the fees through to our customers, our operating results would be negatively affected.
We must comply with the requirements of federal, provincial, and state legislation related to worker health and safety. These requirements can be onerous and include, in Canada, a requirement that any person that directs (or has the authority to direct) how another person does work or performs a task must take reasonable steps to prevent bodily harm to any person arising from that work or task. Failure to comply with these requirements may result in criminal or quasi-criminal proceedings and related penalties.
The operational and financial effects discussed above associated with compliance with the laws and regulations and changes thereto to which we are subject, could require us to make significant expenditures or otherwise affect the way we operate our business, and could affect our financial condition and results of operations.
Environmental regulation and litigation
We may be subject to legal action relating to compliance with environmental laws, and to civil claims from parties alleging some harm as a consequence of migrating contamination, odours, and other releases to the environment or other environmental matters (including the acts or omissions of its predecessors) for which the business may be responsible. We may also be subject to court challenges of our operating permits.
Solid waste management companies are often subject to close scrutiny by federal, provincial, state, and local regulators, as well as private citizens, and may be subject to judicial and administrative proceedings, including proceedings relating to their compliance with environmental and local land use laws.
In general, environmental laws authorize federal, provincial, state or local environmental regulatory agencies and attorneys general (and in some cases, private citizens) to bring administrative or judicial actions for violations of environmental laws or to revoke or deny the renewal of a permit. Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation, and injunctive relief. These agencies and attorneys general may also attempt to revoke or deny renewal of our permits, franchises or licenses for violations or alleged violations of environmental laws or regulations. Under certain circumstances, citizens are also authorized to file lawsuits to compel compliance with environmental laws, regulations or permits under which we operate and to impose monetary penalties. Surrounding landowners or community groups may also assert claims alleging environmental damage, personal injury or property damage in connection with our operations.
From time to time, we have received, and may in the ordinary course of business in the future receive, citations or notices from governmental authorities alleging that our operations are not in compliance with our permits or certain applicable environmental or land use laws or regulations. We will generally seek to work with the relevant authorities and citizens and citizen groups to resolve the issues raised by these citations or notices. However, we may not always be successful in resolving these types of issues without resorting to litigation or other formal proceedings. Any adverse outcome in these proceedings, whether formal or informal, could result in negative publicity, reduce the demand for our services, and negatively impact results from operations. A significant judgment against us, the loss of a significant permit or license or the imposition of a significant fine could also affect our financial condition and results of operations.
Our future compliance with landfill gas management requirements under the Clean Air Act of 1970, as amended, may require installation of costly equipment, as well as incurring additional operating and maintenance costs.
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Environmental contamination
We may have liability for environmental contamination associated with our current and former facilities as well as third party facilities. We may also be susceptible to negative publicity if we are identified as the source of potential environmental contamination.
We could be liable to federal, provincial or state governments or other parties if hazardous (or other regulated or potentially harmful) substances contaminate or have contaminated our properties, including soil or water under our properties, or if such substances from our properties contaminate or have contaminated the properties of others. We could be liable for this type of contamination even if the contamination did not result from these activities or occurred before we owned or operated the properties. We could also be liable for such contamination at properties to which we transported such substances or arranged to have hazardous substances transported, treated or disposed. Certain environmental laws impose joint and several and strict liability in connection with environmental contamination, which means that the we could have to pay all recoverable damages, even if we did not cause or permit the event, circumstance or condition giving rise to the damages. Moreover, many substances are defined as “hazardous” under various environmental laws and their presence, even in minute amounts, can result in substantial liability. While we may seek contribution for these expenses from others, we may not be able to identify who the other responsible parties are and we may not be able to compel them to contribute to these expenses or they may be insolvent or unable to afford contribution. If we incur liability and if we cannot identify other parties whom we can compel to contribute to our expenses and who are financially able to do so, our financial condition and results of operations may be impacted.
In addition, we have previously acquired, and may in the future acquire, businesses that may have handled and stored, or will handle and store, hazardous substances, including petroleum products, at their facilities. These businesses may have released substances into the soil or groundwater. They may also have transported or disposed of substances or arranged to have transported, disposed of or treated substances to or at other properties where substances were released into soil or groundwater. Depending on the nature and business of these acquisitions, and other factors, we could be liable for the cost of cleaning up any contamination, and other damages, for which the acquired businesses are liable. Any indemnities or warranties we obtained or obtain in connection with the purchases of these businesses may not suffice to cover these liabilities, due to limited scope, amount or duration, the financial limitations of the party who gave or gives the indemnity or warranty or other reasons. Moreover, available insurance does not cover liabilities associated with some environmental issues that may have existed prior to attachment of coverage.
We could be subject to legal actions brought by governmental or private parties in connection with environmental contamination or discharges. Any substantial liabilities associated with environmental contamination, whether to federal, provincial or state environmental authorities or other parties, could affect our financial condition and results of operations.
The currently inactive Tantalo landfill, which is located on the Seneca Meadows landfill, has been identified by the State of New York as an “Inactive Hazardous Waste Disposal Site”. In the second quarter of 2009, the Department of Environmental Conservation (“DEC”) reclassified the site to one which no longer presents a significant threat to public health or the environment. The reclassification is the result of recently completed remedial construction activities.
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Definitions of EBITDA and free cash flow
(A) All references to “EBITDA” in this MD&A are to revenues less operating and SG&A expenses on the consolidated statement of operations and comprehensive income. EBITDA excludes some or all of the following: “amortization, interest on long-term debt, financing costs, net gain or loss on sale of capital and landfill assets, net foreign exchange gain or loss, net gain or loss on financial instruments, conversion costs, other expenses, and income taxes”. EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other issuers. EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above. These items are viewed by us as either non-cash (in the case of amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, and deferred income taxes) or non-operating (in the case of interest on long-term debt, net gain or loss on sale of capital and landfill assets, conversion costs, other expenses, and current income taxes). EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B). The underlying reasons for the exclusion of each item are as follows:
Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B).
Interest on long-term debt – interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in EBITDA.
Net gain or loss on sale of capital and landfill assets – proceeds from the sale of capital and landfill assets are either reinvested in additional or replacement capital or landfill assets or used to repay revolving credit facility borrowings.
Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).
Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).
Conversion costs – conversion costs represent professional fees incurred on the Fund’s conversion from an income trust to a corporation and its eventual wind-up. Conversion costs represent a different class of expense than those included in EBITDA.
Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition. These expenses are not considered an expense indicative of continuing operations. Accordingly, other expenses represent a different class of expense than those included in EBITDA.
Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.
EBITDA should not be construed as a measure of income or of cash flows. The reconciling items between EBITDA and net income are detailed in the consolidated statement of operations and comprehensive income or loss beginning with operating income before amortization and ending with net income.
(B) We have adopted a measure called “free cash flow” to supplement net income or (loss) as a measure of operating performance. Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends and or distributions declared, and is therefore unlikely to be comparable to similar measures used by other issuers. The objective of presenting this non-GAAP measure is to align our disclosure with disclosures presented by other U.S. publicly listed companies in the waste industry, to assess our primary sources and uses of cash flow, and to assess our ability to sustain our dividend. All references to “free cash flow” in this MD&A have the meaning set out in this note.
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